                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                            Penn Virginia Corporation
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $6.25 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    707882106
                                 --------------
                                 (CUSIP Number)

                            Thomas Boone Pickens, Jr.
                            260 Preston Commons West
                                8117 Preston Road
                               Dallas, Texas 75225
                                 (214) 265-4165
  ---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 25, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Please Send Copies of Notices and Communications to:

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615

                                  SCHEDULE 13D

-------------------                                                  -----------
CUSIP No. 707882106                                                  Page 2 of 6
-------------------                                                  -----------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  BP Capital Energy Equity Fund, L.P., a Delaware limited partnership 75-2948254
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   537,740
                                      ------------------------------------------
          BENEFICIALLY                 8      SHARED VOTING POWER
            OWNED BY
                                                       0
                                      ------------------------------------------
              EACH                     9      SOLE DISPOSITIVE POWER
           REPORTING
                                                       537,740
                                      ------------------------------------------
             PERSON                   10      SHARED DISPOSITIVE POWER
             WITH:
                                                       0
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       673,322
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.6% (1)
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------
 (1) Based on a total of 8,917,553 Shares outstanding on May 14, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

                                  SCHEDULE 13D

-------------------                                                  -----------
CUSIP No. 707882106                                                  Page 3 of 6
-------------------                                                  -----------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership 75-2958603
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                    135,582
                                      ------------------------------------------
          BENEFICIALLY                 8      SHARED VOTING POWER
            OWNED BY
                                                       0
                                      ------------------------------------------
              EACH                     9      SOLE DISPOSITIVE POWER
           REPORTING
                                                       135,582
                                      ------------------------------------------
             PERSON                   10      SHARED DISPOSITIVE POWER
             WITH:
                                                       0
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       673,322
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.6% (1)
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------
 (1) Based on a total of 8,917,553 Shares outstanding on May 14, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on March 6, 2002 (the "Original Filing"), by BP Capital Energy Equity Fund, L.P. ("Energy") and BP Capital Energy Equity International Holdings I, L.P. ("International"), by furnishing the information set forth below. Energy and International are collectively referred to in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the Original Filing.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended and restated in its entirety to read as follows:

         The total amount of funds required by Energy for the purchase of 537,740 Shares was approximately $19,452,132 and was obtained from working capital and, from time to time, in part by margin account loans from Bear, Stearns Securities Corp., extended in the ordinary course of business.

         The total amount of funds required by International for the purchase of 135,582 Shares was approximately $4,685,900 and was obtained from working capital and, from time to time, in part by margin account loans from Bear, Stearns Securities Corp., extended in the ordinary course of business.

         The Filing Persons have committed to provide the equity portion of the purchase price for the Proposed Transaction (as defined in Item 4 below) and propose to finance the balance of the purchase price for the Proposed Transaction with a combination of senior credit facilities secured by the Issuer's assets and a component of subordinated debt.

ITEM 4.    PURPOSE OF TRANSACTION.

         Item 4 is supplemented to include the following:

         The Filing Persons sent a letter on June 25, 2002 to the Board of Directors of the Issuer (the "Offer Letter"). In the Offer Letter, the Filing Persons propose a negotiated transaction whereby the Filing Persons would acquire the entire equity interest in the Issuer for $40 cash for each presently outstanding share of the common stock of the Issuer (the "Proposed Transaction"). The Offer Letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

         The Offer Letter contemplates that a definitive merger agreement would be negotiated and entered into as soon as possible. It would contain representations, warranties, covenants and conditions customary in similar transactions (including compliance with applicable statutory, regulatory, charter and contractual requirements).

         Regardless of whether the Issuer decides to go forward with the Proposed Transaction, the Filing Persons will continue to review the factors listed in the Original Filing and will continue to evaluate their alternative courses of action with respect to the Issuer.

         The Filing Persons issued a press release dated June 25, 2002, with regard to the foregoing, which press release is attached hereto as Exhibit 3 and is incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety to read as follows:

         (a) The Filing Persons may be deemed to beneficially own 673,322 Shares (which is approximately 7.6% of the Shares outstanding on May 14, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

                  (b)                                      SOLE             SHARED        SOLE               SHARED
                                                          VOTING            VOTING     DISPOSITIVE        DISPOSITIVE
                                                           POWER            POWER         POWER              POWER
                                                        ------------      ---------    ------------      -------------
         BP Capital Energy Equity Fund, L.P.              537,740             0           537,740              0
         BP Capital Energy Equity International
              Holdings I, L.P.                            135,582             0           135,582              0

         (c) There have been no transactions in the Shares in the past 60 days or since the most recent filing on Schedule 13D, whichever is less, by the Filing Persons.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended and restated in its entirety to read as follows:

         Exhibit 1. Joint Filing Agreement, dated March 5, 2002, entered into by and between Energy and International (incorporated herein by reference to Exhibit 1 of Schedule 13D filed with the Commission on March 5,
                           2002).

         Exhibit 2. Offer Letter, dated June 25, 2002, sent from Filing Persons to Board of Directors of Issuer.

         Exhibit 3.        Press Release, dated June 25, 2002.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 25, 2002


                                       BP CAPITAL ENERGY EQUITY FUND, L.P.

                                       By:  BP Capital Management, L.P., its
                                              general partner
                                       By:  TBP Investments Management LLC, its
                                              general partner



                                            By:   /s/ ROBERT L. STILLWELL
                                                  -----------------------------
                                            Name:    Robert L. Stillwell
                                            Title:   Managing Director



                                       BP CAPITAL ENERGY EQUITY INTERNATIONAL
                                       HOLDINGS I, L.P.

                                       By:  BP Capital Management, L.P., its
                                              general partner
                                       By:  TBP Investments Management LLC, its
                                              general partner



                                            By:   /s/ ROBERT L. STILLWELL
                                                  -----------------------------
                                            Name:    Robert L. Stillwell
                                            Title:   Managing Director

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
Exhibit 1.        Joint Filing Agreement, dated March 5, 2002, entered into by and between Energy and International (incorporated herein by reference to Exhibit 1 of Schedule 13D filed with the
                  Commission on March 5, 2002).

Exhibit 2.        Offer Letter, dated June 25, 2002, sent from Filing Persons to
                  Board of Directors of Issuer.

Exhibit 3.        Press Release, dated June 25, 2002.